Via EDGAR

May 2, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Registration Statement on Form S-1

File No. 333-216050

Ladies and Gentlemen:

On behalf of Liberty Oilfield Services Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:30 p.m., Washington, D.C. time, on May 4, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

May 2, 2017

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ R. Sean Elliott
Name:	R. Sean Elliott
Title:	Vice President and General Counsel

cc:	David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.